UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

The Estée Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4	SCHEDULE 13G	Page 2

1	NAMES OF REPORTING PERSONS
LAL Family Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
88,859,684 (see Item 4)

	6	SHARED VOTING POWER
0 (see Item 4)

	7	SOLE DISPOSITIVE POWER
88,859,684 (see Item 4)

	8	SHARED DISPOSITIVE POWER
0 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
88,859,684 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
29.0% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1(a).	Name of Issuer:

The Estée Lauder Companies Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

767 Fifth Avenue
New York, NY 10153

Item 2 (a)	Name of Person Filing:

LAL Family Partners L.P. (the “Reporting Person”)

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

767 Fifth Avenue
New York, NY 10153

Item 2 (c)	Citizenship:

California limited partnership

Item 2 (d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (“Class A Common Stock”)

Item 2 (e)	CUSIP Number:

518439 10 4

Item 3.	Not applicable

Item 4.	Ownership

(a)
As of December 31, 2018, the Reporting Person beneficially owned 88,859,684 shares of Class A Common Stock as follows:  (i) 422,056 shares of Class A Common Stock and (ii) 88,437,628 shares of Class B Common Stock, par value $.01 per share, of the Issuer (“Class B Common Stock”).

(b)
Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Restated Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 88,859,684 shares of Class A Common Stock as of December 31, 2018, which would constitute approximately 29.0% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of January 29, 2019, as set forth in the Issuer’s Form 10-Q filed on February 5, 2019).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 422,056 shares of Class A Common Stock and the 88,437,628 shares of Class B Common Stock for which the Reporting Person has voting power as of December 31, 2018, constitute approximately 53.7% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of January 29, 2019, as set forth in the Issuer’s Form 10-Q filed on February 5, 2019).

(c)
The responses of the Reporting Person to Rows (5) through (8) of the cover pages of this Schedule 13G, as of December 31, 2018, are incorporated herein by reference.  LAL Family Corporation (“LALFC”) is the sole general partner of the Reporting Person and therefore may be deemed to have shared power to vote or dispose, or direct the vote or disposition, of the shares of Class A Common Stock and Class B Common Stock directly owned by the Reporting Person.

The Reporting Person is party to the Stockholders’ Agreement described below, and the responses of the Reporting Person on the cover pages of this Schedule 13G do not include shares of Class A Common Stock or Class B Common Stock beneficially owned by those other parties. Each party thereto separately reports beneficial ownership on a Schedule 13D or 13G, as the case may be.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The beneficiaries of the Evelyn H. Lauder 2012 Marital Trust One (“EHL Trust One”) (i.e., William P. Lauder, Gary M. Lauder and their descendants), the beneficiaries of the Evelyn H. Lauder 2018 Marital Trust Three (“EHL Trust Three”) (i.e., Leonard A. Lauder and his descendants), the stockholders of LALFC (i.e., EHL Trust One, EHL Trust Three, William P. Lauder, and Gary M. Lauder), and the partners of the Reporting Person (including EHL Trust Three, William P. Lauder, and Gary M. Lauder) do not have the right to, but may receive, dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto.  The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer.  The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock.  Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2019

LAL Family Partners L.P.

By:	LAL Family Corporation General Partner

	By:	/s/ Joel S. Ehrenkranz
Name: Joel S. Ehrenkranz
Title: Vice President

EXHIBIT INDEX

Exhibit No.
A	List of Parties to the Stockholders’ Agreement